EXHIBIT 34.2

plante PEnnlc & Moran, PLLC Piara Ito Trioran    Report of Indépendant Ragistared Publie Accoiintirig Finn To the Board of Directors Exela Technologies, roc. We ha™ examined management’s assertion, included in too accompanying Report an Assessment of Compliance with SEC Regulation AB Servicing Criteria, that Exela Techncitogles, Inc. (the “Company”) complied with the servicing criteria set forth tn Title 17, Section 22$. 1122(d) of the Code of Federal Regulations (the ‘CFR’i for the remltlancii processing services provided by the Company to its customers, which are issue is or servicers of assul-backed securities transactions and have requested confirmation of the Company’s compliance In connection with loan anttfor receivables portfolios that include pool assets for asset-backed securities transactions (toe “Platform”) as of and for the year ended December 31, 2022. The Company has determined that only certain servicing criteria, HZ2(dX2)(j) and Il22(d)(rf)(iv), are uppl icub la to Ihu oetiv bu e performed by II wi to respect to Iba Plutl’jrm Governed by toic report. Thu Com pony has deter mined that the rernai n mg servicing cr i ter ia set forth In Item 1122(d) of toe SEC Regulation AS are not appt table to toe activities performed by II with tesped lo toe Platform covered by this report Management is responsible for too Company’s campliartoe with those servicing criteria. Our responsibility Is to express an opinion on managements assertion about the Company’s compliance with toe servicing criteria based cm our examination. Our examination was conducted In accordance with standards of the Public Company Accounting Overnight Boar d (U ruted Slates) and. accordingly, inducted examining, on a test basis, evidence about thu Company’s compliance with the applicable servicing criteria and peiformlng such other procedures as we considered necessary m toe circumstances. Those standards require that we plan and perform tho examination to obtain reasonable assurance about whether toe Company compiled, in all material respects, with the sptteified requirements referenced above. An examination involves performing piocsduros to obtain evidence about whether toe Company complied with the specified requirements. The nature, liming, and extent of the procedures selected depend on our judgment. including an assessment ci thu risks of material nocompliance. wholher due to fraud or error. Our examination included a selection of a sample or transactions and compliance acuvltlas related Io the Platform during the examination period and defer mini ng Wlwtour toe Company processed those transactions and performed those activities In compliance wilh thu servicing criteria. Our testing of selected mneaettons and campliance activities was limited to calculations, reports, and activities perfoimed by the Company during toe period coveted by this report. Our procedures did not mclucu determining whether errors may have occurred prior to our tests dial rnay have affected the balances or amounts calculated or reported by toe Company during thu petted covered by tins report foi the selected bensactions or any other transactions. We believe that our examination provides a masonablo basis for our open An. Wo a re required to be Independent and Io meet our other ethical responsibi hties m accord ance wito re levant ethical requirements totaling to toe engagement. Our oxamloatian does not piavide a legal determine lion on toe Company’s compliance with Ihu servicing criteria. In our opinion, management’s assertion that tho Company complied with toe aforementioned servicing criteria as of and for the year ended December 31. 2022 for the Platform is fairly stated m all material respects. Chicago, Illinois January 30. 2023